  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 1996

                                                           REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                 ---------------
                                  SIMULA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         Arizona                        3728                    86-0320129
(STATE OF INCORPORATION)    (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
                            CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)

                                 ---------------

                      2700 North Central Avenue, Suite 1000
                             Phoenix, Arizona 85004
                                 (602) 631-4005
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ---------------

                             Bradley P. Forst, Esq.
                       Vice President and General Counsel
                      2700 North Central Avenue, Suite 1000
                             Phoenix, Arizona 85004
                                 (602) 631-4005
            (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

                         CALCULATION OF REGISTRATION FEE

     TITLE OF EACH CLASS                                    PROPOSED               PROPOSED
     OF SECURITIES TO BE           AMOUNT TO BE         MAXIMUM OFFERING      MAXIMUM AGGREGATE          AMOUNT OF
         REGISTERED                 REGISTERED         PRICE PER SHARE(1)       OFFERING PRICE        REGISTRATION FEE
Common Stock, par value
$.01 per share................... 1,931,140 shares           $14.50              $28,001,530             $9,654.93

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

                                 ---------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 27, 1996

PROSPECTUS

                                1,931,140 SHARES

[GRAPHIC]

                                  SIMULA, INC.

                                  COMMON STOCK

         This Prospectus relates to the offer and sale of up to 1,931,140 shares of Common Stock, par value $.01 per share ("Common Stock") of Simula, Inc. ("Simula" or the "Company"). Of the 1,931,140 shares of Common Stock registered hereby, 1,430,000 shares are to be issued for principal and accrued interest payable to Noteholders upon conversion of the Company's Series C 10% Senior Subordinated Convertible Notes (the "Notes") and 501,140 shares may be sold from time to time by certain selling shareholders (the "Selling Shareholders"). See "Selling Shareholders."

         The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "SMU." On November 25, 1996, the closing price of the Common Stock on the NYSE was $14.875.

         The Company will not receive any proceeds from the issuance or sale of any shares of Common Stock sold pursuant to this Prospectus. The Company will pay certain of the expenses associated with this offering, however, the Selling Shareholders will bear the cost of all brokerage commissions and discounts, if any, incurred in connection with the sale of their shares pursuant to this Prospectus. The Common Stock offered hereby may be sold from time to time in market transactions at the prices then prevailing for the Company's Common Stock on the NYSE, or through privately negotiated transactions. Any such transactions may occur directly or through underwriters, dealers or agents. See "Plan of Distribution."

    INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS," BEGINNING ON PAGE 5.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      The date of this Prospectus is    , 1996

                             ADDITIONAL INFORMATION

         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering Analysis and Retrieval system. This Web site can be accessed at http://www.sec.gov. The Common Stock is listed on the NYSE. The foregoing information concerning the Company may be inspected at the NYSE at 20 Broad Street, New York, New York 10005.

         The Company will distribute to holders of the shares of Common Stock being offered hereby, annual reports containing audited financial statements and quarterly reports containing unaudited summary financial information for each of the first three fiscal quarters of each fiscal year.

         This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996; (3) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996; (4) the Company's Amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 1996; (5) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; and (6) the Company's Registration Statement on Form 8-A under the Exchange Act with respect to the Common Stock, including any amendment or reports filed for the purpose of updating such description.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statements. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to the Simula, Inc. Investor Relations Department, 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004.

                               PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere in and incorporated by reference into this Prospectus

                                   THE COMPANY

         The Company is a market-focused developer of technologies and advanced products and solutions to safety-related problems and is a recognized world leader in energy absorption and related safety technologies. The Company designs and manufactures occupant safety systems and devices engineered to safeguard human life in a wide range of air, ground, and sea transportation vehicles and provides seating systems for aircraft, rail, and other mass transit vehicles. Through strategic acquisitions and successful application of its various proprietary technologies in energy-absorbing seating systems, inflatable restraints, and high-strength, lightweight advanced composite materials in a variety of industries, the Company, in recent years, has expanded its market focus and is introducing new products for commercial and military applications. The Company's current principal products are aircraft, rail, and mass-transit seating systems, and composite materials including armor. The Company plans to enter full scale production for the roll-out of new products in 1997, including its energy-absorbing seating systems for commercial aircraft, a side-impact inflatable restraint system for automobiles, a bulkhead airbag system for commercial aircraft, and two cockpit inflatable restraint systems for military aircraft.

         Energy-Absorbing and Other Seating Systems. For over 20 years, the Company has been the world's leading provider of energy-absorbing, or "crashworthy," seating systems. The Company is the largest supplier of energy-absorbing military helicopter and other military aircraft seats. As an outgrowth of this core business, in late 1995 the Company commenced the manufacture and sale of commercial airline seating systems that comply with stringent FAA safety standards mandating that passenger seats be designed to absorb 16 times the force of gravity upon impact. Seating systems incorporating this crashworthy technology absorb shock upon impact that would otherwise be absorbed by an occupant of the vehicle. This is accomplished through engineering and utilization of the Company's proprietary data bases regarding the properties of materials, failure characteristics, and human body dynamics. The Company also is the leading North American provider of seating systems for rail and other mass transit vehicles, with an approximate 80% market share. As a prominent provider of aircraft interior services, the Company repairs and refurbishes commercial airline seats, overhauls and modifies seat assemblies, and designs and integrates telephone and entertainment systems into aircraft seats for several major airlines.

         Armor and Other Composite Materials. The Company develops and manufactures a variety of composite materials which are integrated into its products and the products of third parties. The Company's principal composite products include high-strength, ultra-lightweight armor systems for use in targeted applications, such as surrounding crew seats in aircraft (V-22 Osprey, Apache, Blackhawk, and CH-53 Sea Stallion), protecting vital components of aircraft (C-17 cockpits and tank power units), and providing additional floor protection (multi-wheeled and transport vehicles). Other new products utilizing the Company's composite technology include portable transparent armor products for use in commercial vehicles, such as police cars and executive vehicles.

         Inflatable Restraint Systems. The Company has developed proprietary and patented structures and systems that are used as inflatable restraints. The first product for automobiles, the inflatable tubular structure ("ITS"), is being introduced in certain 1997 BMW models to provide head and neck protection in side-impact collisions. The Company has a variety of other inflatable restraint applications and configurations for automobiles. The Company has also developed and certified the first airbag systems for commercial and military aircraft, which will be introduced in 1997. In addition to providing inflatable restraint products directly to automobile and aircraft manufacturers, the Company licenses its proprietary inflatable restraint technology and products to first tier component suppliers.

         Introductory Stage Technologies. The Company has several technologies and products in various phases of development that it believes will provide it with new products over the next several years. These products include additional applications of the Company's inflatable restraint technology, light-weight transparent armor, advanced sensors with multi-axial sensing ability, a vacuum-packed sealed parachute, and new polymers that may be used for high-performance windows, lenses, visors, and a number of other applications.

         The Company has experienced substantial growth since fiscal 1992 resulting from the broader application of its technology, its strategic acquisitions, and its development of new products. The Company's revenue increased from $18.8 million in 1992 to $59.1 million in 1995. During this time period, the percentage of the Company's revenue derived from government contracts declined from 100% in 1990 to approximately 30% in 1995, with the balance from commercial customers. The Company's principal customers include America West Airlines, Autoliv GmbH, BMW, Boeing, Continental Airlines, Matsushita, McDonnell Douglas, Morton International, Sikorsky Aircraft, Southwest Airlines, metropolitan transit authorities in major North American cities, and various branches of the United States armed forces and agencies.

         The Company's strategy is to maintain its leading position in creating and applying proprietary technologies and advanced solutions to safety related problems and to develop its products for commercial sale to a wide range of transportation customers. The key elements in executing this strategy are to (i) develop and utilize technology to enhance current products and create new products, (ii) focus on new product markets and regulatory requirements, (iii) expand manufacturing capabilities and maximize internal synergies, and (iv) pursue acquisitions and strategic alliances that complement existing businesses or provide manufacturing or distribution opportunities.

         The Company maintains its principal executive offices at 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004, and its telephone number is
(602) 631-4005. Unless the context indicates otherwise, all references to the "Company" or "Simula" refer to Simula, Inc. and its subsidiaries.

                                  THE OFFERING

Common Stock offered hereby..............................................   1, 931,140 shares

Common Stock outstanding as of November 7, 1996.........................    8,979,623 shares

Common Stock to be outstanding after completion of the offering..........  10,428,123 shares

New York Stock Exchange trading symbol...................................  "SMU"

                                  RISK FACTORS

         Prospective purchasers of the Common Stock offered hereby should carefully consider the following factors in addition to the other information in this Prospectus and all documents incorporated by reference herein. This Prospectus contains certain forward-looking statements and information. The cautionary statements made in these Risk Factors should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus and all documents which are incorporated by reference herein. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below as well as those discussed elsewhere herein and in all documents incorporated herein by reference.

RECENT AND ANTICIPATED LOSSES

         In order to prepare for the production of the 16g Seat in commercial quantities and the commercial introduction of the ITS and bulkhead airbag, the Company has incurred significant pre-contract costs, which have been charged to expenses in 1996. In prior years, such costs were capitalized. In order to support the introduction and production of these products, the Company has incurred plant start-up costs and has also significantly increased expenses applicable to its corporate and sales infrastructure, which expenses were necessary to develop markets and support the production of these products that are anticipated to produce revenue in late 1996 and 1997. In addition, the Company has accelerated research and development expenses applicable to potential new products related to these technologies. The incurrence of these costs and the effects of a change in accounting principle in the second quarter of 1996 resulted in a loss for the nine months ended September 30, 1996 and are anticipated to result in a net loss in the fourth quarter of 1996.

ENTRY INTO NEW MARKETS

         The Company plans to enter full scale production for new product roll-outs in 1997 for its crashworthy seating systems for commercial aircraft, a side-impact inflatable restraint system for automobiles, a bulkhead airbag system for commercial aircraft, and two cockpit inflatable restraint systems for military aircraft. There can be no assurance that the Company will be successful in the introduction of its new products. Such success will depend on a variety of factors, including successful product testing and acceptance by its potential customers, particularly airlines and automobile manufacturers; the success of the Company's sales and marketing efforts in markets not previously addressed by the Company; successful and rapid expansion of the Company's manufacturing capacity, including the expansion or establishment of additional manufacturing facilities, particularly for inflatable restraints and aircraft seating systems; the ability of the Company's products to provide their intended benefits; and increasing government safety regulations and consumer safety concerns, particularly for energy-absorbing seating systems and for inflatable restraints. If the Company is unable to manufacture and market its new products successfully, its business, results of operations, and financial condition will be materially and adversely affected.

PRODUCTION RISKS AND MANUFACTURING EXPERIENCE

         The Company does not have experience in high-volume manufacturing and must build capacity to meet anticipated demand for certain of its new products. The Company is currently attempting to add to its production capabilities through new plant and equipment. While the Company has received initial purchase orders for its new products, it is committing substantial resources to the manufacture of such new products prior to the receipt of volume orders for any of them. The Company could also incur significant start-up costs, expenses, and delays in connection with its attempts to manufacture commercial quantities of its new products. There can be no assurance that the anticipated level of demand will occur or that the Company will not experience either overcapacity or undercapacity in its new production facilities. Further, there can be no assurance that the Company will be successful in overcoming the technological, engineering, and management challenges associated with the production of commercial quantities of its new products, at any given volume, at acceptable costs, or on a timely or profitable basis. Operating results could be adversely affected if the expansion of the Company's manufacturing capacity is delayed or inefficiently implemented. No assurance can be given that the Company will not experience manufacturing inefficiencies or delivery problems in the future in the event of fluctuations in demand. When and if the Company receives volume orders for its products, it may determine to license or outsource the manufacturing of certain of the components. There can be no assurance that the Company will be able to identify manufacturers that will meet its requirements as to quality, reliability, timeliness, and cost-effectiveness. Any such failure will limit the Company's ability to satisfy customer orders and would have a material adverse effect on the Company's business, results of operations, and financial condition.

         The Company believes that its products and components have passed, and will continue to pass, certain product performance and reliability testing by its customers; however, there can be no assurance that its products will continue to pass such testing in the future, particularly as the Company moves toward higher production volumes. If such problems occur, the Company could experience increased costs, delays, reductions or cancellations of orders and shipments, and warranty issues, any of which could adversely affect the Company's business, results of operations, and financial condition.

INVESTMENT IN AND DEPENDENCE ON PROPRIETARY TECHNOLOGY

         The Company's future success and competitive position depend to a significant extent upon its proprietary technology. The Company must make significant investments to continue to develop and refine its technologies. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect the Company's operations unless the Company is able to adapt to the resulting change in conditions. As a result, the Company will be required to expend substantial funds for and commit significant resources to the conduct of continuing research and development activities, the engagement of additional engineering and other technical personnel, the purchase of advanced design, production, and test equipment, and the enhancement of design and manufacturing processes and techniques. The Company's future operating results will depend to a significant extent on its ability to continue to provide design and manufacturing services for new products that compare favorably on the basis of time to introduction, cost, and performance with the design and manufacturing capabilities of aircraft and automobile suppliers. The success of new design and manufacturing services depends on various factors, including utilization of advances in technology, innovative development of new solutions for customer products, efficient and cost-effective services, timely completion and delivery of new product solutions, and market acceptance of customers' end products. Because of the complexity of the Company's products, the Company may experience delays from time to time in completing the design and manufacture of new product solutions. In addition, there can be no assurance that any new product solutions will receive or maintain customer or market acceptance. If the Company were unable to design and manufacture solutions for new products of its customers on a timely and cost-effective basis, its future operating results would be adversely affected.

         The Company relies in part on patent, trade secret, and copyright law to protect its intellectual property. There can be no assurance that any patent owned by the Company will not be invalidated or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology, or design around the patents owned by the Company. In addition, effective patent and other intellectual property protection may be unavailable or limited in certain foreign countries. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. Litigation may be necessary in the future to enforce the Company's patents and other intellectual property rights, to protect the Company's trade secrets, and to determine the validity and scope of the proprietary rights of others. Similarly, there can be no assurance that the Company's technologies will not be subject to claims that they infringe the rights of others, which would require the Company to defend such claims. Patent and trade secret litigation could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company's operating results and financial condition.

DEPENDENCE ON INDUSTRY RELATIONSHIPS

         A number of the Company's products are components in its customers' final products. In particular, the Company's automobile and aircraft inflatable restraint systems are intended for use as components in automobiles or aircraft. Accordingly, to gain market acceptance, the Company must demonstrate that its products will provide advantages to the manufacturers of final products, including increasing the safety of their products, providing such manufacturers with competitive advantages or assisting such manufacturers in complying with existing or new government regulations affecting their products. There can be no assurance that the Company's products will be able to achieve any of these advantages for the products of its customers. Furthermore, even if the Company is able to demonstrate such advantages, there can be no assurance that such manufacturers will elect to incorporate the Company's products into their final products, or if they do, that the Company's products will be able to meet such customers' manufacturing requirements. Additionally, there can be no assurance that the Company's relationships with its manufacturer customers will ultimately lead to volume orders for the Company's products. The failure of manufacturers to incorporate the Company's products into their final products would have a material adverse effect on the Company's business, results of operations, and financial condition. The Company also depends on its relationships with first tier component suppliers to which it licenses its proprietary technology to facilitate the marketing and distribution of its products, particularly its inflatable restraint products.

SUBSTANTIAL RELIANCE UPON MAJOR CUSTOMERS

         The Company's business has relied to a great extent on relatively few major customers, although the mix of major customers has varied from year to year depending on the status of then current contracts. During fiscal 1995 and to date in fiscal 1996, no commercial customer accounted for more than 10% of the Company's revenue. Although the Company has long-established relationships with a number of its customers, the Company does not have long-term supply contracts with any customers. The Company's customers also generally do not commit to long-term production schedules and, as a result, customer orders generally can be canceled and volume levels changed or delayed. The timely replacement of canceled, delayed, or reduced orders cannot be assured. The loss or reduction in sales to a major customer may have a more material adverse effect on the Company's operations and financial condition than would be the case if the Company's revenue were less concentrated by customer.

         The Company believes that the United States Army and other branches of the United States armed forces as well as prime defense contractors, to which the Company has supplied products for approximately 20 years, will continue to be major customers, although the percentage of the Company's revenue attributable to them can be expected to decrease as a result of the Company's expanding commercial operations. Reliance upon defense contracts involves certain inherent risks, including dependence on Congressional appropriations, changes in governmental policies that reflect military and political developments, and other factors characteristic of the defense industry. The Company believes that the impact of reductions in military expenditures have been and may continue to be less significant on the Company than on many other military suppliers because completed and currently announced reductions in military expenditures have tended to relate more to strategic programs than to the types of tactical programs that the Company's products address. There can be no assurance, however, that reductions in military expenditures or the type of reductions instituted will not adversely affect the Company's business, operating results, and financial condition.

EFFECT OF GOVERNMENT CONTRACT PROVISIONS

         As a contractor and subcontractor to the United States government, the Company is subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. Sales of many of the Company's products are governed by rules favoring the government's contractual position. As a consequence, such contracts may be subject to protest or challenge by unsuccessful bidders or to termination, reduction, or modification in the event of changes in government requirements, reductions of federal spending, or other factors. The Company's government-related revenue has resulted almost exclusively from firm, fixed-price contracts. Fixed-price contracts involve certain inherent risks to the Company, including underestimating costs, problems with new technologies, and economic and other changes that may occur over the contract period. The accuracy and appropriateness of certain costs and expenses used to substantiate direct and indirect costs of the Company for the United States government under both cost-plus and fixed-price contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency ("DCAA"), an arm of the United States Department of Defense. The DCAA has the right to challenge the Company's cost estimates or allocations with respect to any such contract. If a DCAA audit establishes overcharges or discrepancies in costs or accounting, it can seek the repayment of such overcharges or seek other reconciliations. DCCA audits are routine in the defense contracting industry, and the Company has been subject to such audits from time to time. Since the inception of the Company's operations, no DCAA audit has resulted in an adverse determination against the Company. In September 1993, however, the Company agreed to pay $445,000 over a 12-month period to resolve an overcharge dispute, without any admission of liability. The investigation and settlement resulted in the review of virtually all of the Company's government contracts entered into between April 1987 and June 1990. The settlement agreement concluded any other potential defective pricing claims on all of the Company's contracts with the United States Department of Defense negotiated during that period.

NEED FOR ADDITIONAL CAPITAL

         The Company must continue to make significant investments in research and development, equipment, and facilities, including capital expenditures to construct and equip the facilities it presently has under development in the balance of fiscal 1996 and into fiscal 1997. The Company's operating results may be adversely affected if its revenue does not increase sufficiently to offset the increase in fixed costs and operating expenses relating to these capital expenditures. The continued expansion of the Company's business may require it, from time to time, to seek debt or equity financing. Such capital expenditures may be required to maintain or expand the Company's engineering, design, and production facilities and equipment as well as to otherwise finance the growth of its business. The Company cannot predict the timing or amount of any such capital requirements. The Company anticipates that such financing may include bank financing or the issuance of debt or equity securities. The ability of the Company to obtain bank financing or raise additional debt or equity capital will depend on its financial condition and results of operations. In addition, there can be no assurance that additional financing will be available to the Company if and when required and under terms acceptable to the Company.

ACQUISITIONS

         The Company's acquisition strategy depends in large part on its continued ability to successfully acquire, integrate, and operate additional companies that have complementary businesses that can utilize or enhance the Company's technologies or that can provide benefits in terms of manufacturing, distribution, or availability of component parts. The Company has completed three major acquisitions since August 1993. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates, that it will be able to consummate or finance any such acquisitions, or that it will be able to integrate any such acquisitions successfully into its operations.

QUARTERLY OPERATING RESULTS; CYCLICALITY

         Since the beginning of 1993 the Company has experienced significant growth in its revenue and net income as a result of internal growth and its acquisitions. As a growth company, the Company's quarterly results may be especially variable and historic results are not a reliable basis on which to predict future operating results. Further, during the second quarter of 1996, the Company adopted a new method of accounting for pre-contract costs under which various costs are expensed as incurred rather than being deferred. The effect of changing this accounting principle resulted in a restatement and reduction of earnings per share previously reported for the first quarter of 1996. The Company's change in accounting method in 1996 will make year to year and quarter to quarter comparisons of earnings difficult.

         The continued success of the Company will be impacted by the cyclical nature of the airline, rail, and automobile industries as well as other markets served by the Company's products; the level and makeup of military expenditures; technological changes; competition and competitive pressures on pricing; new government regulations; and economic conditions in the United States and worldwide markets served by the Company and its customers. The Company's products are incorporated into a variety of transportation vehicles. A slowdown in demand for such new transportation vehicles or modification services to existing transportation vehicles as a result of economic or other conditions in the United States or in the worldwide markets served by the Company and its customers or other broad-based factors could adversely affect the Company's operating results and financial condition. Conversely, an increase in demand for new transportation vehicles or modification services could strain the Company's capacity, its manufacturing efficiency, and delivery schedules.

POSSIBLE VOLATILITY OF STOCK PRICE

         The trading price of the Company's Common Stock has been and in the future may be subject to wide fluctuations in response to quarterly variations in operating results of the Company or its competitors, actual or anticipated announcements of technical innovations or new products by the Company or its competitors, contracts with key customers, new agreement negotiations, changes in analysts' estimates of the Company's financial performance, general industry conditions, military expenditures, worldwide economic and financial conditions, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market price of many technology companies and which often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

COMPETITION

         The markets served by the Company's aircraft and rail seating and inflatable restraint systems are intensely competitive. Most of the Company's competitors have greater marketing capabilities and financial resources than the Company. Although most of the Company's technology is proprietary, many businesses are actively engaged in the research and development of new products and in the manufacture and sale of products that may compete with the Company's inflatable restraint systems, structures, and materials capabilities. The Company's present or future products could be rendered obsolete by technological advances by one or more of its competitors or by future entrants into its markets. Competition for commercial contracts relates primarily to technical know-how, cost, and marketing efforts. Competition for government contracts relates primarily to the award of contracts for the development of proposed products rather than for the supply of products that have been developed under contracts. Numerous suppliers compete for government defense contracts as prime contractors or subcontractors. The demand for aircraft seating, which is one of the Company's target markets, currently exceeds supply; however, the Company's competitors may seek to cover such undercapacity. As a result, there is no assurance that such undercapacity in those markets will continue to exist in the future. A substantial increase in the capacity of all manufacturers in those markets may have an adverse impact on the Company's results of operations and financial condition.

MANAGEMENT OF GROWTH

         The Company currently is experiencing a period of significant growth. The Company's ability to manage its growth effectively will require it to enhance its operational, financial, and management information systems. In addition, the Company must also effectively oversee operations of geographically dispersed subsidiaries in diverse lines of business. The Company is increasing staffing and other expenses as well as its expenditures on manufacturing plants, capital equipment and leasehold improvements in order to meet the anticipated demand of its customers for its new products. However, the Company's customers generally do not commit to firm production schedules for other than a relatively short time in advance. The Company's profitability would be adversely affected if the Company increased its expenditures in anticipation of future orders that do not materialize. Its customers may also require, from time to time, rapid increases in design and production services, which place an excessive short-term burden on the Company's resources. The failure of the Company to manage its growth effectively could have a material adverse effect on the Company's business, operating results, and financial condition.

PRODUCT LIABILITY

         The Company will face increasing exposure to product liability claims as it increases its presence in commercial markets. Product liability claims may be particularly significant in connection with the Company's commercial aircraft and automobile products. The Company maintains product liability insurance, including general product liability, special aircraft product liability, and product recall insurance. In connection with its government business, product liability defense is available to some extent under the so-called "government contractor defense." In addition, the Company's product liability insurance also provides protection with respect to exposure, if any, under government contracts and products. The Company believes its insurance is adequate at the present time.

GOVERNMENT SAFETY REGULATIONS

         The Company regularly monitors regulations adopted or being considered by the Federal Aviation Administration ("FAA") relating to airlines, particularly those relating to seating and restraints, and by the National Highway Traffic Safety Administration ("NHTSA"), particularly those relating to airbags and other safety features in automobiles, rail, and other mass transit vehicles. Administratively promulgated regulations are typically subject to industry resistance, comment periods, and significant delays in implementation. To the extent that proposed regulations are withdrawn or that new or existing regulations are subsequently amended, rescinded, or deadlines for compliance extended, the demand for improved safety systems, such as those provided by the Company, could be adversely impacted.

ENVIRONMENTAL REGULATIONS

         The Company is subject to a variety of federal, state, and local government regulations related to the storage, use, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals used in its manufacturing processes. There can be no assurance that changes in environmental regulations will not impose the need for additional capital equipment or other requirements. Any failure by the Company to obtain required permits for, control the use of, or adequately restrict the discharge of, hazardous substances under present or future regulations could subject the Company to substantial liability or could cause manufacturing operations to be suspended. Such liability or suspension of manufacturing operations could have a material adverse effect on the Company's operating results and financial condition.

INTERNATIONAL TRADE AND CURRENCY EXCHANGE

         Approximately 11% of the Company's revenue in fiscal 1995 was derived from international customers. The Company has acquired manufacturing facilities outside the United States in anticipation of an increased volume of business overseas, particularly with respect to its inflatable restraint systems for automobiles. Therefore, the Company may purchase an increasing portion of its raw materials and equipment from foreign suppliers and incur labor costs in foreign locations. The foreign sale of products and the purchase of raw materials and equipment from foreign suppliers may be adversely affected by political and economic conditions abroad. Protectionist trade legislation in either the United States or foreign countries, such as a change in current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to sell its products in foreign markets and purchase materials or equipment from foreign suppliers.

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL

         The Company's success depends upon the retention of key personnel, particularly Stanley P. Desjardins, its founder and Chairman, and Donald W. Townsend, its President. The Company has entered into five-year employment contracts with Messrs. Desjardins and Townsend through the year 2001. The loss of Messrs. Desjardins or Townsend or other existing key personnel or the failure to recruit and retain necessary additional personnel would adversely affect the Company's business prospects. Additionally, the covenants of one of the Company's credit facilities requires that the Company continue to employ Messrs. Desjardins and Townsend. There can be no assurance that the Company will be able to retain its current personnel or attract and retain necessary additional personnel.

CONTROL BY MANAGEMENT

         Following the completion of this offering, the directors and executive officers of the Company will own an aggregate of 3,418,834 shares of Common Stock, or approximately 33% of the outstanding Common Stock of the Company, of which Stanley P. Desjardins will own 3,073,112 shares. Through the ownership of such Common Stock, the ability to elect or otherwise designate members of the Board of Directors, as a practical matter, will continue to reside with the current management of the Company. The directors and executive officers have the right to acquire additional shares upon exercise of options granted under the Company's stock option plans, and the executive officers may acquire additional shares under the Company's Employee Stock Purchase Plan.

SHARES ELIGIBLE FOR FUTURE SALE

         As of November 7, 1996, the Company had 8,979,623 shares of Common Stock outstanding, of which 3,682,049 shares are "restricted securities" (the "Restricted Shares") as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). Such Restricted Shares may be subject to volume and other resale limitations described below. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior the sale, and who beneficially owns restricted securities with respect to which at least three years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of shares of Common Stock pursuant to this Prospectus. Net proceeds received by the Selling Shareholders in the sale of Common Stock offered hereby will be retained by such Selling Shareholders. See "Selling Shareholders" and "Plan of Distribution."

                         DETERMINATION OF OFFERING PRICE

         This prospectus may be used from time to time by the Selling Shareholders to offer the Common Stock registered hereby for sale. The offering price of such Common Stock will be determined by the Selling Shareholders and may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

         The price per share of Common Stock at which the shares registered hereby on behalf of holders of the Notes shall vary and is a function of the price at which each individual Noteholder elected to fix their own conversion price, as provided for in the terms of the private placement pursuant to which the Notes were issued in September 1996.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information, as of the date of this Prospectus, regarding the beneficial ownership of shares of Common Stock by the Selling Shareholders, and as adjusted to reflect the sale of the 501,140 shares of Common Stock offered hereby by Selling Shareholders.

                                                  SHARES        SHARES AVAILABLE FOR      % OWNED AFTER
                                                BENEFICIALLY      SALE UNDER THIS         COMPLETION OF
NAME AND ADDRESS OF SELLING SHAREHOLDER            OWNED             PROSPECTUS           THIS OFFERING
---------------------------------------            -----             ----------           -------------
    Stanley P. Desjardins Charitable               97,690            97,690                   -0-(1)
     Remainder Annuity Trust(1)

    Stanley P. Desjardins Charitable               99,500            99,500                   -0-(1)
     Remainder Unitrust(1)

    June M. Rudyk Charitable                       97,690            97,690                   -0-(1)
     Remainder Annuity Trust(1)

    June M. Rudyk Charitable                       99,500            99,500                   -0-(1)
     Remainder Unitrust(1)

    Sandra Desjardins Charitable                   63,360            63,360                   -0-(1)
     Remainder Annuity Trust(1)

    Sandra Desjardins Charitable                   24,900            24,900                   -0-(1)
     Remainder Unitrust(1)

    David A. Yungkau, Inc.                         18,500            18,500                   -0-
     1828 River Heights Lane
     Villa Hills, Kentucky 41017

All Selling Shareholders as a Group               501,140           501,140                   -0-


 -   Less than 1% of the outstanding Common Stock

(1) The address for all of the listed Trusts is 2700 North Central Avenue, Suite 1000, Phoenix, Arizona 85004. Stanley P. Desjardins, Chairman of the Company is the beneficial owner of all of the shares listed in the table and proposed to be sold from time to time pursuant to this Prospectus. See "Plan of Distribution." Following completion of this offering, Mr. Desjardins will continue to beneficially own 3,073,112 shares of the Company's Common Stock, representing approximately 30% of the shares to then be outstanding.

                           DESCRIPTION OF COMMON STOCK


         The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share, of 8,979,623 which shares were issued and outstanding as of November 7, 1996.

         Holders of the Common Stock are entitled to one vote for each share owned for all matters to be voted on by the Preferred Shareholders. As required under Arizona law, there is cumulative voting in the election of directors. Accordingly, each shareholder is entitled to vote the number of shares owned by him for as many persons as there are directors to be elected, or to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares, or by distributing votes on the same principle among any number of candidates. Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor and, in the event of liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities. The holders of Common Stock have no preemptive or conversion rights. The holders of Common Stock are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for holders of preferred stock. The Common Stock currently outstanding is, and the Common Stock offered hereby will, when issued, be validly issued, fully paid, and nonassessable.

TRANSFER AGENT AND REGISTRAR

         The Company's Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

LISTING

         The Common Stock is currently listed and traded on the NYSE under the symbol "SMU."


                              PLAN OF DISTRIBUTION

         The distribution of the Common Stock offered hereby by the Selling Shareholders may be effectuated from time to time, so long as the Registration Statement of which this Prospectus is a part remains effective, in one or more transactions that may take place on the NYSE, including ordinary brokers' transactions, in privately-negotiated transactions, or through sales to one or more broker/dealers for resale of such Common Stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions will be paid by the Selling Shareholders in connection with such sales.

         The Company will pay certain of the expenses incident to the offering and sale of the Common Stock offered hereby to the public. The Company, however, will not pay for any expenses, commissions or discounts of underwriters, dealers or agents, which such costs shall be paid by the Selling Shareholders.


                                     EXPERTS

         The consolidated financial statements of Simula, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 incorporated by reference into this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which have been incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.


                                 ---------------



                                TABLE OF CONTENTS

                                                  PAGE
Additional Information............................  2

Incorporation of Certain Documents by
  Reference.......................................  2

Prospectus Summary................................  3

Risk Factors......................................  5

Use of Proceeds................................... 11

Determination of Offering Price .................. 11

Selling Shareholders.............................. 12

Description of Common Stock....................... 13

Plan of Distribution.............................. 13

Experts........................................... 13



                                1,931,140 SHARES




                                   [GRAPHIC]


                                  SIMULA, INC.



                                  COMMON STOCK




                                 ---------------


                                   PROSPECTUS

                                 ---------------





                                     , 1996

                                  SIMULA, INC.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is an itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered. These expenses will be paid by the Company. The information contained below is subject to future contingencies. An asterisk to the right of a dollar figure denotes that the figure is an estimate and the exact amount to be expended for that category is not yet known.

Registration Fee...................................................................    $ 9,654.93
Printing and Engraving Costs.......................................................    $ 5,000.00
Other..............................................................................    $ 2,000.00
                                                                                       ----------
          Total....................................................................    $16,654.93
                                                                                       ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  ARTICLE 10 of the Articles of Incorporation of the Registrant provides as follows:

  The personal liability of the directors to the Corporation and its shareholders for monetary damages by reason of their conduct as directors shall be limited or eliminated to the fullest extent permitted by Arizona law.

    Section 12.01 of the Bylaws of the Registrant provides as follows:

      12.01 INDEMNIFICATION. To the full extent permitted by Arizona law, the Corporation shall indemnify and pay the expenses of any person who is or was made, or threatened to be made, a party to an action or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he is or was a director, officer, employee, trustee or agent of or for the Corporation or is or was serving at the request or with the prior approval of the Corporation as a director, officer, employee, trustee or agent of another corporation, trust or enterprise, against any liability asserted against him and incurred by him in any capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of these Bylaws.

  Section 10-202(B)(1) and Chapter 8, Article 5 (Section 10-850 et seq.) of the General Corporation Law of Arizona, as amended, apply to registrant and provide as follows:

Section 10-202(B). The articles of incorporation shall set forth:

  1. If elected by the incorporators, a provision eliminating or limiting the liability of a director to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except for any of the following:

      (a) The amount of any financial benefit received by a director to which the director is not entitled.

      (b) An intentional infliction of harm on the corporation or the shareholders.

      (c) A violation of Section 10-833.

      (d) An intentional violation of criminal law.

  As indicated above, the Registrant has included in its Articles of Incorporation a provision limiting director liability in accordance with the statute.

Chapter 8 -- Directors and Officers, Article 5 -- Indemnification.

Section 10-850. Definitions

  1. "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased on consummation of the transaction.

  2. "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. A director is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on or otherwise involve services by him to the plan or to participants in or beneficiaries of the plan. Director includes the estate or personal representative of a director.

  3. "Expenses" includes attorney fees and all other costs and expenses reasonably related to a proceeding.

  4. "Liability" means the obligation to pay a judgment, settlement, penalty or fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding and includes obligations and expenses than have not yet been paid by the indemnified person but that have been or may be incurred.

  5. "Official capacity" means, if used with respect to a director, the office of director in a corporation and, if used with respect to an individual other than a director, as contemplated in Section 10-856, the office in a corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation. Official capacity does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise.

  6. "Outside director" means a director who, when serving as a director, was not an officer, employee or holder of more than five per cent of the outstanding shares of any class of stock of the corporation.

  7. "Party" includes an individual who was, is or is threatened to be made a named defendant or respondent in a proceeding.

  8. "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

Section 10-851. Authority to indemnify

  A. Except as provided in subsection D of this section and in Section 10-854, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if all of the following conditions exist:

      1.   The individual's conduct was in good faith

      2.   The individual reasonably believed:

            (a) In the case of conduct in an official capacity with the corporation, that the conduct was in its best interests.

            (b) In all other cases, that the conduct was at least not opposed to its best interests.

       3. In the case of any criminal proceedings, the individual had no reasonable cause to believe the conduct was unlawful

  B. A director's conduct with respect to an employee benefit plan for a purpose reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirements of subsection A, paragraph 2, subdivision (a) of this section.

  C. The termination of a proceeding by judgment, order, settlement or conviction or on a plea of no contest or its equivalent is not of itself determinative that the director did not meet the standard of conduct described in this section.

  D. A corporation may not indemnify a director under this section either:

      1. In connection with a proceeding by or in the right of corporation in which the director was adjudged liable to the corporation.

      2. In connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

  E. Indemnification permitted under this section in connection with a proceeding by or in right of the corporation is limited to reasonable expenses incurred during the proceeding.

Section 10-852. Mandatory indemnification

  A. Unless limited by its articles of incorporation, a corporation shall indemnify a director who was the prevailing party, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

  B. Unless limited by its articles of incorporation, Section 10-851, subsection D or subsection C of this section, a corporation shall indemnify an outside director against liability. Unless limited by its articles of incorporation or subsection C of this section, a corporation shall pay an outside director's expenses in advance of a final disposition of the proceeding, if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director met the standard of conduct described in
Section 10-851, subsection A and the director furnishes the corporation with a written undertaking executed personally, or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct. The undertaking required by this subsection is an unlimited general obligation of the director but need not be secured and shall be accepted without reference to the director's financial ability to make repayment.

  C. A corporation shall not provide the indemnification or advance payment of expenses described in subsection B if this section if a court of competent jurisdiction has determined before payment that the outside director failed to meet the standards described in Section 10-851, subsection A, and a court of competent jurisdiction does not otherwise authorize payment of indemnification or expenses under subsection B of this section for more than sixty days after a request is made unless ordered to do so by a court of competent jurisdiction.

Section 10-853. Advance for expenses

  A. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the following conditions exist:

      1. The director furnishes the corporation with a written affirmation of the director's good faith belief that the director met the standard of conduct described in Section 10-851.

    2. The director furnishes the corporation with a written undertaking executed personally, or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct.

      3. A determination is made that the facts then known to those making the determination would not preclude indemnification under this article.

  B. The undertaking required by subsection A, paragraph 2 of this section is an unlimited general obligation of the director but need not be secured and shall be accepted without reference to the director's financial ability to make repayment.

  C. Determinations and authorizations of payments under this section shall be made in the manner specified in Section 10-855.

  D. This section does not apply to the advancement of expenses to or for the benefit of an outside director. Advances to outside directors shall be made pursuant to Section 10-852.

Section 10-854. Court ordered indemnification

  Unless the corporation's articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving notice the court considers necessary may order indemnification if it determines either:

      1. The director is entitled to mandatory indemnification under
    Section 10-852, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court ordered indemnification.

      2. The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in Section 10-851 or was adjudged liable as described in Section 10-851, subsection D, but if the director was adjudged liable under Section 10-851, subsection D, indemnification is limited to reasonable expenses incurred.

Section 10-855. Determination and authorization of indemnification

  A. A corporation may not indemnify a director under Section 10-851 unless authorized in the specific case after determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in Section 10-851.

    B.   The determination shall be made either:

      1. By the board of directors by a majority vote of the directors not at the time parties to the proceeding.

      2.  By special legal counsel:

            (a) Selected by majority vote of the disinterested directors.

            (b) If there are no disinterested directors, selected by majority vote of the board.

      3. By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding shall not be voted on the determination.

  C. Neither special legal counsel nor any shareholder has any liability whatsoever for the determination made pursuant to this section. In voting pursuant to subsection B of this section, directors shall discharge their duty in accordance with Section 10-830.

  D. Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under subsection B, paragraph 2 of this section to select counsel.

Section 10-856. Indemnification of officers, employees and agents

    Unless a corporation's articles of incorporation provide otherwise:

      1. An officer of the corporation who is not a director is entitled to mandatory indemnification against liability under Section10-852 and is entitled to apply for court ordered indemnification against liability under
    Section 10-854, in each case to the same extent as a director.

      2. The corporation may indemnify against liability and advance expenses under this article to an officer, employee or agent of the corporation who is not a director to the same extent as to a director.

      3. A corporation may also indemnify against liability and advance expenses to an officer, employee or agent to the extent, consistent with public policy, that indemnification may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors or contract, provided that if the officer, employee or agent is also a director, indemnification against liability arising from serving as a director is limited to the other provisions of chapters 1 through 17 of this title.

Section 10-857. Insurance

  A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee or agent, whether or not the corporation would have power to indemnify the individual against the same liability under Section 10-851 or Section 10-852.

Section 10-858. Application of article

  A. A provision that treats a corporation's indemnification of or advance for expenses to directors and that is contained in its articles of incorporation, its bylaws, a resolution of its shareholders or board of directors or a contract or otherwise is valid only if and to the extent the provision is consistent with this article. If the articles of incorporation limit indemnification or advances for expenses, indemnification and advances for expenses are valid only to the extent consistent with the articles.

  B. This article does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

  In June 1994, the Company sold $6.5 million in aggregate principal amount of its Series B 9% Senior Subordinated Convertible Notes ("Convertible Notes"). The Convertible Notes were sold pursuant to exemptions from registration under the Securities Act of 1933 (" '33 Act"), Sections 4(2) and 4(6), and Regulation D thereunder, and comparable provisions of states' securities laws. The Convertible Notes were convertible to Common Stock, and 947,562 shares of the Company's Common Stock were registered and offered pursuant to a Prospectus dated July 26, 1994 for shares of Common Stock issuable upon the conversion of the Convertible Notes. In addition, 19,674 shares of the Company's Common Stock were registered and offered pursuant to a Prospectus dated December 28, 1994 for remaining shares of Common Stock issuable for accrued interest. As of the date of this Registration Statement, all Convertible Notes have been converted into Common Stock.

  In September 1996, the Company sold $14.3 million in aggregate principal amount of its Series C 10% Senior Subordinated Convertible Notes ("10% Notes"). The 10% Notes were issued pursuant to the Company's Indenture dated December 17, 1993 and Supplemental Indenture dated September 12, 1996. The private placement was made through HD Brous & Co., Inc., a NASD member firm, and other selected dealers. The 10% Notes were sold pursuant to exemptions from registration under the '33 Act, Sections 4(2) and 4(6), and Regulation D thereunder, and comparable provisions of states' securities laws. The 10% Notes are convertible to Common Stock of the Company at a conversion price which may be fixed by each Noteholder at the equivalent of 103% of the average closing price of the Company's Common Stock on the NYSE for the 10 day period immediately preceding notice to the Company of such an election to fix the conversion price. If not earlier converted, the Notes are redeemable by the Company in whole or in part on a pro rata basis, at par value plus all accrued interest payable through the date of redemption, at any time upon 30 days written notice to the Noteholders in accordance with the following: (i) from September 12, 1996 until June 15, 1997, the Notes may be redeemed by the Company after the closing price of the Company's Common Stock as quoted on the NYSE has equaled or exceeded $25.00 for any 10 consecutive trading days and (ii) after June 15, 1997, the Company may redeem the Notes at any time at par value plus all accrued interest payable through the date of redemption. Of the 1,931,140 shares of the Company's Common Stock being registered pursuant to this Registration Statement, 1,430,000 shares are being registered to account for the prospective issuance of Common Stock in the full amount of principal and interest on the Notes outstanding at any given time upon notice of the Noteholders of such holders' election to convert their 10% Notes into Common Stock at 103% of the prices which they may have fixed for conversion. As of the date of this Registration Statement, no 10% Notes have been converted into Common Stock.

  Other than the foregoing transactions, the Registrant has not offered or sold any unregistered securities within the last three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  a. Exhibits.  The following Exhibits are included pursuant to Regulation S-K.


 NO.                                              Description                                              Reference
 ---                                              -----------                                              ---------
3.1        Articles of Incorporation of Simula, Inc., as amended and restated..........................        (14)
3.2        Bylaws of Simula, Inc., as amended and restated.............................................         (1)
4.1        Specimen of Common Stock Certificate........................................................        (14)
4.2        Indenture dated December 17, 1993 (including cross-reference sheet to Trust
           Indenture Act), as amended..................................................................         (4)
4.5        Amended and Restated Supplemental Indenture No. 2 dated September 12, 1996, entered into in connection with the Registrant's issuance of Series C 10%
           Senior Subordinated Convertible Notes.......................................................        (14)
*5.1       Opinion of Counsel..........................................................................
10.4       Contract dated December 16, 1991, between Registrant and the United States
           Army Aviation Systems Command with respect to the IBAHRS project............................         (1)
10.8       Employment Agreement between Registrant and Stanley P. Desjardins...........................         (1)
10.9       Employment Agreement between Registrant and Donald W. Townsend..............................         (1)
10.11      1992 Stock Option Plan......................................................................         (1)
10.12      1992 Restricted Stock Plan..................................................................         (1)
10.15      Asset Purchase Agreement dated August 2, 1993 between Simula, Inc. and
           Airline Interiors, Inc......................................................................         (3)
10.16      Asset Purchase Agreement dated June 14, 1994, among Simula, Inc., CCEC
           Acquisition Corp. and Coach and Car Equipment Corporation...................................         (5)
10.17      Stock Purchase Agreement between Simula, Inc. and Southtech, Inc. and
           shareholders dated July 1, 1994.............................................................         (7)
10.18      Asset Purchase Agreement dated September 30, 1994, among Simula, Inc.,
           Artcraft Acquisition Corp., and Artcraft Industries Corp....................................         (6)
10.21      1994 Stock Option Plan......................................................................         (7)
10.22      Agreements dated January 27, 1995 with Autoliv AB, including license
           agreement, frame supply agreement and joint development agreement...........................         (8)
10.23      Agreement with Jetstream Aircraft Limited...................................................         (8)
10.24      Loan Agreement with First Interstate Bank, N.A. dated October 20, 1995......................         (9)
10.25      Asset Purchase Agreement dated November 1, 1995, between Comfab, Inc. and
           Stanley P. Desjardins, d/b/a Desjardins Engineering; Services Agreement
           dated November 1, 1995, between Simula, Inc. and Comfab, Inc.; Promissory
           Note of Stanley P. Desjardins, d/b/a Desjardins Engineering, dated November
           1, 1995, for the purchase price of Comfab, Inc.............................................         (10)
10.26      Simula, Inc. Employee Stock Purchase Plan...................................................        (11)
10.27      Promissory Note representing $650,000 loan from Stanley P. Desjardins dated
           August 12, 1996.............................................................................        (14)
10.28      Promissory Note representing $1,000,000 loan from Stanley P. Desjardins
           dated August 14, 1996.......................................................................        (14)
11.        Earnings Per Share..........................................................................        (15)
18.        Preference Letter re change in accounting principles........................................        (13)
21.        Subsidiaries of Registrant..................................................................        (14)
*23.       Consent of Independent Auditors.............................................................
24.        Powers of Attorney -- Directors.............................................................        (10)
25.        Statement of Eligibility of Trustee on Form T-1 (without Indenture)
           (bound separately)..........................................................................         (4)

----------

* Filed herewith.

      (1) Filed with Registration Statement on Form S-18, No. 33-46152-LA, under the Securities Act of 1933, effective April 13, 1992.

      (2) Filed with Form 10-KSB for the year ended December 31, 1992.

      (3) Filed with current Report on Form 8-K, dated August 2, 1993.

      (4) Filed with Registration Statement on Form SB-2, No. 33-61028 under the Securities Act of 1933, effective December 10, 1993.

      (5)  Filed with current Report on Form 8-K, dated June 14, 1994.

      (6)  Filed with current Report on Form 8-K, dated September 30, 1994.

      (7) Filed with Registration Statement on Form SB-2, No. 33-87582, under the Securities Act of 1933, effective December 28, 1994.

      (8) Filed with Registration Statement on Form S-1, No. 33-89186, under the Securities Act of 1933, effective March 28, 1995, as amended by Post-Effective Amendment No. 1, effective March 31, 1995.

      (9)  Filed with Report on Form 10-Q for the quarter ended September 30,
           1995.

      (10) Filed with Report on Form 10-K for the year ended December 31, 1995.

      (11) Filed with Definitive Proxy on May 14, 1996, for the Company's Annual Meeting of Shareholders held on June 20, 1996.

      (12) Filed with Report on Form 10-Q for the quarter ended June 30, 1996.

      (13) Filed with Report on Form 10-Q/A dated October 3, 1996, amending Report on Form 10-Q for the quarter ended June 30, 1996.

      (14) Filed with Registration of Form S-3, File No. not yet assigned, under the Securities Act of 1933, filed on October 4, 1996.

      (15) Filed with Report on Form 10-Q for the quarter ended September 30, 1996.

ITEM 17.  UNDERTAKINGS

RULE 415

    a.   The undersigned registrant hereby undertakes:

          a.1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of Securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  a.2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  a.3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         e. Incorporated Annual and Quarterly Reports.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         h. Request for acceleration of effective date.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         i. The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Phoenix, State of Arizona on November 27, 1996.

                                       SIMULA, INC.


                                       By  /s/ Donald W. Townsend
                                         --------------------------------------
                                           Donald W. Townsend, President


         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                           SIGNATURE AND TITLE                              DATE
                           -------------------                              ----
/s/ Donald W. Townsend                                                November 27, 1996
-------------------------------------------------
Donald W. Townsend, President, Chief  Operating
Officer, and Director

/s/ Bradley P. Forst                                                  November 27, 1996
-------------------------------------------------
Bradley P. Forst, Vice President, General  Counsel,
Secretary and Director

/s/ Sean K. Nolen                                                     November 27, 1996
-------------------------------------------------
Sean K. Nolen, Vice President, Treasurer, Chief
Financial Officer, and Director

                                *
-------------------------------------------------
Stanley P. Desjardins, Chairman

                                *
-------------------------------------------------
James C. Withers, Director

                                *
-------------------------------------------------
Robert D. Olliver, Director

                                *
-------------------------------------------------
Scott E. Miller, Director

                                *
-------------------------------------------------
Ian Grant, Director

*By:  /s/ Bradley P. Forst                                            November 27, 1996
    ---------------------------------------------
          Bradley P. Forst,
          Attorney-in-Fact